# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lafayette Digital Acquisition Corp. I, CIK 0002087447
CUSIP: G5345D107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 201 South Biscayne Blvd, 28th Floor, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 01/08/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102675

## Reporting persons
- Lafayette Digital Sponsor I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 10,018,333; shared voting power 0; sole dispositive power 10,018,333; shared dispositive power 0; aggregate amount beneficially owned 10,018,333 (25.63% of the class)
  Comment: 10,018,333 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consist of (1) 435,000 Class A ordinary shares, $0.0001 par value per share ("Class A Ordinary Shares") and (2) 9,583,333 Class B ordinary shares, $0.0001 par value per share ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 435,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Purchase Agreement, dated January 8, 2026, by and between Lafayette Digital Sponsor I, LLC (the "Sponsor") and the Issuer. Each unit consists of one Class A Ordinary Share and one-fourth of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units.
- Samuel A. Jernigan IV: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,018,333; shared voting power 0; sole dispositive power 10,018,333; shared dispositive power 0; aggregate amount beneficially owned 10,018,333 (25.63% of the class)
  Comment: 10,018,333 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consist of (1) 435,000 Class A ordinary shares, $0.0001 par value per share ("Class A Ordinary Shares") and (2) 9,583,333 Class B ordinary shares, $0.0001 par value per share ("Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares"), which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. The 435,000 Class A Ordinary Shares are included in units acquired pursuant to a Private Units Purchase Agreement, dated January 8, 2026, by and between the Sponsor and the Issuer. Each unit consists of one Class A Ordinary Share and one-fourth of one redeemable warrant (each whole warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment). Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units. Samuel A. Jernigan IV, is the managing member of Lafayette Management I LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Jernigan disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Issuer
Name of issuer: Lafayette Digital Acquisition Corp. I
Address of issuer's principal executive offices: 201 South Biscayne Blvd, 28th Floor, Miami, FL 33131

## Item 2. Person Filing
Name of person filing: (i) Lafayette Digital Sponsor I, LLC (the "Sponsor") and (ii) Samuel A. Jernigan IV. The Sponsor and Samuel A. Jernigan IV have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor and Mr. Jernigan have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor and Mr. Jernigan are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: c/o Lafayette Digital Acquisition Corp. I, 201 South Biscayne Blvd, 28th Floor, Miami, FL 33131
Citizenship: (i) Lafayette Digital Sponsor I, LLC - Delaware (ii) Samuel A. Jernigan IV - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,018,333 Ordinary Shares consisting of (i) 435,000 Class A Ordinary Shares and (ii) 9,583,333 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. Samuel A. Jernigan IV is the managing member of Lafayette Management I LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Jernigan disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Percent of class: 25.63% (based on 39,093,333 Ordinary Shares outstanding as of the date hereof).
Sole power to vote or to direct the vote: 10,018,333 Ordinary Shares consisting of (i) 435,000 Class A Ordinary Shares and (ii) 9,583,333 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. Samuel A. Jernigan IV is the managing member of Lafayette Management I LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Jernigan disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,018,333 Ordinary Shares consisting of (i) 435,000 Class A Ordinary Shares and (ii) 9,583,333 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Excludes the 108,750 Class A Ordinary Shares issuable upon exercise of the warrants that comprise the units owned of record by the Sponsor. Samuel A. Jernigan IV is the managing member of Lafayette Management I LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Jernigan disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lafayette Digital Sponsor I, LLC: /s/ Samuel A. Jernigan IV, Managing Member (01/12/2026)
- Samuel A. Jernigan IV: /s/ Samuel A. Jernigan IV, Samuel A. Jernigan IV (01/12/2026)
Comment: Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)